Exhibit 99.1

NOTICE TO HOLDERS OF WIPRO LIMITED

AMERICAN DEPOSITARY SHARES,

EACH REPRESENTING ONE EQUITY SHARE

On April 16, 2026, the Board of Directors (the “Board”) of Wipro Limited (the “Company”), in accordance with the provisions of the Companies Act, 2013, the Companies (Share Capital and Debentures) Rules, 2014 (to the extent applicable), the Securities and Exchange Board of India (Buy-Back of Securities) Regulations, 2018, as amended from time to time, (the “Buyback Regulations”) approved an offer by the Company to Buyback (as defined below) its Equity Shares (as defined below). The Buyback is subject to receipt of approval of the shareholders of the Company and will be conducted in accordance with the provisions of Indian law.

Buyback Summary

The Company is offering to buy back up to 60,00,00,000 (Sixty Crore) fully paid-up equity shares of face value ₹ 2/- (Rupees Two only) each of the Company (the “Equity Shares”) representing up to 5.72% of the total number of Equity Shares in the existing total paid-up Equity Share capital of the Company at a price of ₹ 250/- (Rupees two hundred and fifty only) per Equity Share (U.S. $92.251) (the “Buyback Price”) payable in cash for an aggregate amount of up to ₹ 1,50,00,00,00,000/- (Rupees Fifteen Thousand Crore only) (the “Buyback Size”), which represents 24.99% and 19.99% of the aggregate of the Company’s fully paid-up Equity Share capital and free reserves as per the latest audited standalone and consolidated financial statements of the Company for the year ended on March 31, 2026, respectively, on a proportionate basis through the “tender offer” route as prescribed under the Buyback Regulations, to all the shareholders of the Company who hold Equity Shares as of a record date (the “Record Date”) to be subsequently decided by the Board (hereinafter referred to as the “Buyback”) and the Buyback Size does not include transaction costs viz. brokerage, applicable taxes such as securities transaction tax, goods and service tax, stamp duty, expenses incurred or to be incurred for the Buyback like filing fees payable to the Securities and Exchange Board of India, advisors/legal fees, public announcement publication expenses, printing and dispatch and other incidental and related expenses, etc.

The Buyback will be implemented using a tender offer process, under which holders of Equity Shares as of the Record Date will be able to tender a proportionate number of their Equity Shares to the Company at the Buyback Price. The Record Date will be announced in a public announcement (the “Public Announcement”). The number of shares each holder of Equity Shares is entitled to tender will be calculated based on the number of Equity Shares held by the respective shareholder on the Record Date and the entitlement ratio of the Buyback applicable to each shareholder. The final number of shares the Company will purchase from each holder of Equity Shares will be based on the total number of shares tendered. Accordingly, the Company may not purchase all of the shares tendered by a holder of Equity Shares. The Company will publish the Public Announcement providing further details on the Buyback, and the full terms and conditions of the Buyback will be contained in a letter of offer (the “Letter of Offer”), which will be dispatched to holders of Equity Shares within 2 (two) working days from the Record Date.

Required Conversion of ADSs to Participate

Holders of American Depositary Shares (the “ADSs”) of the Company (each a “Holder” or collectively, the “Holders”), each representing one Equity Share, evidenced by American Depositary Receipts (the “ADRs”), will not be eligible to tender ADSs in the Buyback. In order for such Holders to participate in the Buyback, they must become direct holders of Equity Shares as of the Record Date. They, therefore, need to establish an account with a bank, broker or other nominee in India sufficiently in advance of the Record Date to receive the withdrawn Equity Shares in DR type electronic dematerialized form (a “Brokerage Account”) prior to the Record Date. The Company will publish the

[1]	The U.S. dollar amounts are for illustrative purposes only and are based on the exchange rate of ₹ 92.25/$1 as of April 8, 2026 (Source: http://www.federalreserve.gov/releases/h10/hist/dat00_in.htm).

Public Announcement providing further details on the Buyback, including the Record Date, and the full terms and conditions of the Buyback will be contained in the Letter of Offer. However, Holders should note that the Company will publish the Public Announcement and Letter of Offer after the Company’s shareholders approve the Buyback, i.e., after May 21, 2026, and Holders may not have sufficient time to establish a Brokerage Account if the Holder does not initiate such process prior to the publication of the Public Announcement.

Following establishment of a Brokerage Account, if a Holder desires to participate in the Buyback, such Holder must (i) submit the desired number of ADSs to JPMorgan Chase Bank, N.A., as the depositary (the “Depositary”) for cancellation and withdrawal of the underlying Equity Shares no later than three New York business days prior to the Record Date (the “Equity Share Withdrawal”) and, (ii) after receiving the Equity Shares in the Brokerage Account, tender into the Buyback any or all of such withdrawn Equity Shares when the offering period for the Buyback commences. Equity Shares may only be delivered to a DR type demat account. In order to receive the underlying Equity Shares, the Brokerage Account must be a DR type demat account. YOU MUST BE A HOLDER OF EQUITY SHARES AS OF THE RECORD DATE TO PARTICIPATE IN THE BUYBACK. The Depositary will charge such Holder a fee of U.S. $0.05 for each ADS surrendered for cancellation and any other fees and expenses provided for pursuant to the terms of the ADSs. These fees and expenses are payable whether or not the withdrawn Equity Shares are accepted for tender in the Buyback.

Please refer to the accompanying notice entitled Tax Disclosures and Limitations of Liability for additional information.

Prior to submitting any ADSs for withdrawal, you should consult with your financial and tax advisors and ensure that you have a Brokerage Account in India that can take delivery of the Equity Shares. Certain figures contained in this document have been subject to rounding-off adjustments. All decimals have been rounded off to two decimal points. You should also be aware of the following:

•

The Buyback Price is a 15.22% premium to the volume weighted average market price of an ADS on the New York Stock Exchange (the “NYSE”) for the sixty (60) trading days preceding the date of notice to the Indian Stock Exchanges (as defined below) of the Board meeting to consider the proposal of the Buyback, i.e., April 9, 2026.

•

The Buyback Price is a 26.67% premium to the volume weighted average market price of an ADS on the NYSE for the ten (10) trading days preceding the date of notice to the Indian Stock Exchanges of the Board meeting to consider the proposal of the Buyback, i.e., April 9, 2026.

•	Upon withdrawal of the Equity Shares underlying the ADSs, a Holder will not be able to re-deposit the Equity Shares into the ADR program to receive ADSs.

•	Equity Shares must be held in a Brokerage Account in India and such Equity Shares cannot be traded on the U.S. exchange, i.e., the NYSE.

**	All amounts in this section are based on the exchange rate of ₹ 92.25/USD as of April 8, 2026, as published by the Federal Reserve Board of Governors.

There is no guarantee that a Holder will be able to complete the process of establishing a Brokerage Account with sufficient time for the Equity Share Withdrawal at least three New York business days prior to the Record Date, if such Holder does not initiate such process prior to the publication of the Public Announcement. There is no guarantee that any Holder that submits its ADSs for cancellation and withdrawal of the underlying Equity Shares will be able to tender successfully into the Buyback any or all of such Equity Shares. Equity Shares that are not accepted in the Buyback will remain outstanding, and the rights and obligations of any holder of such Equity Shares will not be affected. Because of the terms of the Deposit Agreement dated October 19, 2000, as amended, by and among the Company, the Depositary and the holders from time to time of ADRs (the “Deposit Agreement”) and uncertainties in Indian law, holders of Equity Shares do not currently have any right to re-deposit such Equity Shares to receive ADSs, and will not be entitled to any other rights or obligations of a Holder, even if such holder previously held ADSs. Equity Shares trade on National Stock Exchange of India Limited (the “NSE”) and the BSE Limited exchange in India (the “BSE”, and together, the “Indian Stock Exchanges”), but do not trade on U.S. exchanges.

In addition to the accompanying notice entitled Tax Disclosures and Limitations of Liability, the Notice of Postal Ballot sets out additional details of the Buyback and the Company will publish the Public Announcement providing further details on the Buyback. The full terms and conditions of the Buyback will be contained in the Letter of Offer, which will be dispatched to holders of Equity Shares as of the Record Date. The Notice of Postal Ballot is available on https://www.wipro.com/ and the Public Announcement and the Letter of Offer will also be available on https://www.wipro.com/. Any informational documents related to the Buyback that are published or disseminated by the Company will be furnished to the U.S. Securities and Exchange Commission (the “SEC”) under cover of Form CB no later than the business day after the relevant documents are published or otherwise disseminated by the Company in India. Documents furnished to the SEC can be viewed on the SEC’s website at https://www.sec.gov/ when they are filed.

Each Holder that requests that the Depositary effect an Equity Share Withdrawal will be deemed to have acknowledged, represented to, warranted and agreed with the Company that such Holder has sufficient information on the Company and the terms of the Equity Share Withdrawal so as to enable such Holder to decide whether to effect an Equity Share Withdrawal.

Holders who wish to retain their ADSs do not need to take any action. The implications of effecting an Equity Share Withdrawal will depend on individual circumstances. HOLDERS SHOULD CONSULT THEIR OWN LEGAL, FINANCIAL AND TAX ADVISORS BEFORE REQUESTING THAT THE DEPOSITARY EFFECT AN EQUITY SHARE WITHDRAWAL.

Procedures for Equity Share Withdrawal

A registered Holder may surrender ADSs to the Depositary for cancellation along with the requisite fees, charges and expenses and a written order directing the Depositary to cause the Equity Shares represented by the ADSs to be withdrawn and delivered to, or upon the written order of, any person designated in such order (the “Withdrawal Order”). Persons holding their ADSs through a bank, broker or other nominee must request such bank, broker or other nominee to surrender the ADSs to be cancelled, pay the requisite fees, charges and expenses to the Depositary and provide the Depositary with the Withdrawal Order in order to withdraw the Equity Shares represented by such cancelled ADSs.

The Depositary will NOT assist Holders or other persons in establishing accounts in India. Holders are also advised that if delivery of the related Equity Shares cannot be completed within seventy-two (72) hours of the first presentment of a given cancellation request by reason of improper delivery instructions, local market requirements or any other reason, the presenter of such ADSs will be deemed to have not presented such ADSs for cancellation and such ADSs will be credited or returned to such Holder accordingly. As no cancellation will be deemed to have been presented, a portion or all of the cancellation fees theretofore paid may be retained by the Depositary to cover any costs the Depositary may have incurred in attempting delivery of Equity Shares. As a result, it is recommended that any party surrendering ADSs for cancellation consult with their local market agent to ensure that delivery instructions are properly provided and that any and all local market requirements have been satisfied to allow for timely delivery of Equity Shares.

Each Holder that wishes to effect an Equity Share Withdrawal will be responsible for setting up its own Brokerage Account, including providing any necessary documentation and know your customer documentation. A withdrawing Holder will also be solely responsible for its ADS cancellation fees and any other fees, charges and expenses of the Depositary and its agents. The process to set up a Brokerage Account may be a lengthy process and must be completed sufficiently prior to the Record Date such that any Holder that wishes to participate in the Buyback may effect an Equity Share Withdrawal no later than three New York business days prior to the Record Date.

To be a holder of Equity Shares on the Record Date and be eligible to participate in the Buyback, a registered Holder must submit to the Depositary the Withdrawal Order, the ADS cancellation fees and any fees, changes and expenses owing under the Deposit Agreement no later than 12:00 p.m. Eastern Time, three New York business days prior to the Record Date.

Before the Depositary will permit withdrawal of Equity Shares, the Depositary may require:

•	payment of its fees;

•	payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any deposited securities;

•	production of satisfactory proof of the identity of any signatory and genuineness of any signature or other information it deems necessary; and

•

compliance with applicable laws and regulations, provisions of the Company’s charter and resolutions of the Board, and regulations it may establish, from time to time, consistent with the Deposit Agreement, including presentation of transfer documents.

The Holders are solely responsible for taking all of the steps and meeting all of the requirements necessary to effect an Equity Share Withdrawal.

Please refer to the accompanying notice entitled Tax Disclosures and Limitations of Liability for additional information.

Price History and Stock Exchanges

The Equity Shares are traded on the Indian Stock Exchanges. The ADSs are traded in the United States on the NYSE, under the ticker symbol “WIT”. The following table sets forth for the periods indicated the price history of the Equity Shares on the Indian Stock Exchanges and ADSs on the NYSE.

	BSE				NSE				NYSE
	Price per Equity Share				Price per Equity Share				Price per ADS
	High (₹)	Low (₹)	High ($)	Low ($)	High (₹)	Low (₹)	High ($)	Low ($)	High (₹)	Low (₹)
April 1, 2026 through April 8, 2026	208.80	188.70	2.26	2.05	209.00	188.58	2.27	2.04	2.29	2.07
Fiscal year ended March 31, 2026	273.15	186.50	2.91	1.99	273.10	186.50	2.91	1.99	3.01	2.05
December 3, 2024 - March 31, 2025	324.55	256.35	3.80	3.00	324.60	256.25	3.80	3.00	3.57	2.84
April 1, 2024 - December 2, 2024*	596.00	416.80	7.03	4.92	596.00	417.00	7.03	4.92	3.34	2.39
Fiscal year ended March 31, 2024	546.10	351.85	6.55	4.22	545.90	352.00	6.55	4.22	3.02	2.02

Note: High and Low price for the period are based on intra-day prices

*	Excluding the date of bonus issue of (1:1) on December 3, 2024

The U.S.$ figures under BSE and NSE columns denote the Equity Share price in Indian rupees converted to $1 = ₹83.34 for the year ended March 31, 2024, $1 = ₹84.74 for the period starting from April 1, 2024 - December 2, 2024, $1 = ₹85.43 for the period starting December 3, 2024 - March 31, 2025, $1 = ₹93.83 for the year ended March 31, 2026, and $1 = ₹92.25 for the period starting from April 1, 2026 through April 8, 2026.2

The volume weighted average closing price of the ADSs on the NYSE for sixty (60) trading days and ten (10) trading days preceding the date of notice to the Indian Stock Exchanges of the Board meeting to consider the proposed Buyback, i.e., April 9, 2026, was $2.35 (approx. ₹216.98) and $2.14 (approx. ₹197.36), respectively. The closing price of the ADSs on the NYSE on the date of the Board meeting approving the Buyback, i.e., April 16, 2026 was $2.16 (approx. ₹199.26). The Indian Rupee amounts are based on the exchange rate of ₹92.25/$1 as of April 8, 2026.3 To the extent available, Holders are urged to obtain additional current market information and quotations for the Equity Shares, and for the ADSs, before making any decision with respect to an Equity Share Withdrawal or the Buyback. Equity Shares do not trade on the NYSE or any other U.S. stock exchange.

[2]	Source: https://www.federalreserve.gov/releases/h10/hist/dat00_in.htm
[3]	Source: https://www.federalreserve.gov/releases/h10/hist/dat00_in.htm

Payment of the Buyback Price – Foreign Exchange Rates

The Buyback Price will be paid in Indian rupees. Fluctuations in the exchange rate between the Indian rupee and the U.S. dollar will affect the U.S. dollar equivalent of the Buyback Price. The Company will not make any conversion of the Buyback Price to U.S. dollars. On April 8, 2026, the certified foreign exchange rate published by the Federal Reserve Board of Governors was $1 = ₹ 92.25. Shareholders are urged to obtain current exchange rate information before making any decision with respect to the Buyback.

Special notice to securityholders in the United States

The Buyback is being made for securities of an Indian company and is subject to the laws of India. It is important for U.S. securities holders to be aware that the Buyback is subject to tender offer laws and regulations in India that are different from those in the U.S. and documents related to the Buyback will be prepared in accordance with Indian format and style, which differs from customary U.S. format and style. Certain of the U.S. federal securities laws apply to the Buyback as there are U.S. holders of Equity Shares and ADSs. The Buyback is being treated in the U.S. as one to which the “Tier I” exemption mentioned in Rule 13e-4(h)(8) under the Securities Exchange Act of 1934, as amended, is applicable.

Documents on Display

The Company is subject to the reporting and other informational requirements of the U.S. Securities Exchange Act of 1934, as amended, and, in accordance therewith, files reports and other information with the SEC, which can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, NE, Washington D.C, 20549. Copies of these materials can also be obtained from the Public Reference Section of the SEC, 100 F Street, NE., Washington D.C, 20549, at prescribed rates. The SEC maintains a website at https://www.sec.gov/ that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system.

If you have any questions regarding an Equity Share Withdrawal or the Buyback, please call the Company at +91-80-2844-0011. Please do not call the Depositary with any questions related to the Buyback or any matter related to opening accounts in India. Registered Holders may, however, contact the Depositary about the procedure related to the cancellation of their ADSs. Those holding ADSs through a bank, broker or other nominee must contact such bank, broker or nominee with any questions they may have related to such cancellation procedures.